Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto agrees to provide financing package to Turquoise Hill

8 August 2013

Rio Tinto and Turquoise Hill Resources (Turquoise Hill) have signed an agreement under which Rio Tinto will provide Turquoise Hill with a financing package to enable it to fund the continuing development of the Oyu Tolgoi mine in Mongolia and, if necessary, to refinance its existing indebtedness to Rio Tinto by the end of the year.

Rio Tinto has agreed to provide a US$600 million bridge funding facility to Turquoise Hill, maturing 31 December, 2013, subject to certain conditions being satisfied. The facility will be used initially to refinance all amounts outstanding under an existing US$225 million short term funding facility provided by Rio Tinto in June 2013, and thereafter for the continued ramp up of phase one of the Oyu Tolgoi mine development. Rio Tinto has agreed to extend the short term funding facility until 28 August, 2013 and to permit funds repaid by Turquoise Hill from the proceeds of the sale of its 50% interest in Altynalmas Gold Ltd. to be redrawn. Rio Tinto has also agreed to waive its option to convert all or part of any amounts outstanding under the short term funding facility into TRQ common shares.

In addition, in the event Turquoise Hill is required to raise equity to repay this new bridge facility and the existing US$1.8 billion interim funding facility provided by Rio Tinto, which also matures on 31 December, 2013, Rio Tinto has also agreed, subject to certain conditions being satisfied, to provide a firm stand-by commitment for a fully underwritten rights offering by Turquoise Hill.

Rio Tinto remains committed to putting in place a significant project financing package to fund the development of the Oyu Tolgoi underground mine.

Canadian early warning disclosure

Rio Tinto currently beneficially owns 510,983,220 common shares of Turquoise Hill, representing approximately 50.8% of the 1,005,998,892 common shares currently outstanding as of August 6, 2013, as well as 74,247,460 share purchase warrants. Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time.

As the subscription price for the rights offering will not be agreed until the final prospectus, the number of Turquoise Hill common shares Rio Tinto will beneficially own following closing of the rights offering cannot be determined at this time. However, assuming Rio Tinto and the other holders of rights under the rights offering exercise their rights in full and the stand-by commitment is not utilized, Rio Tinto will beneficially own the same percentage of outstanding common shares following closing of the rights offering that it currently beneficially owns.

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Except in connection with the rights offering, Rio Tinto has no present intention of acquiring additional securities of Turquoise Hill. Depending upon its evaluation of the business, prospects and financial condition of Turquoise Hill, the market for Turquoise Hill’s securities, general economic and tax conditions and other factors, Rio Tinto may directly or indirectly acquire or sell some or all of the securities of Turquoise Hill.

Important Information

This announcement is not an offer of securities. No securities may be offered or sold within the United States absent registration under the US Securities Act of 1933 or an applicable exemption from such registration requirements.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

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Christina Mills
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
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